UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IMH FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449686 500
(CUSIP Number)

Michael T. Lees
JPMorgan Chase &Co.
383 Madison Avenue
New York, NY 10179
(212) 270-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-2624438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,696,467 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,696,467 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,696,467 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.24% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Consists of shares of the Issuer’s common stock issuable upon conversion of 873,378 shares of Series B-1 Cumulative Convertible Preferred Stock, 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock, 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock and 1,875,000 shares of Series B-4 Cumulative Convertible Preferred Stock, in each case, held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.

(2)
The percentage reflected is based on (i) 16,559,315 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 14, 2019, plus (ii) 873,378 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iv) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (v) 1,875,000 shares of Common Stock issuable upon conversion of the Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

CUSIP No. 449686 50

1	NAMES OF REPORTING PERSONS JPMorgan Chase Funding Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3471824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,696,467 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,696,467 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,696,467 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.24% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of the Issuer’s common stock issuable upon conversion of 873,378 shares of Series B-1 Cumulative Convertible Preferred Stock, 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock, 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock and 1,875,000 shares of Series B-4 Cumulative Convertible Preferred Stock, in each case, held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.

(2)
The percentage reflected is based on (i) 16,559,315 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 14, 2019, plus (ii) 873,378 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iv) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (v) 1,875,000 shares of Common Stock issuable upon conversion of the Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 21, 2017, as amended and supplemented by Amendment No. 1 filed on February 9, 2018, by Amendment No. 2 filed on May 31, 2018 and by Amendment No. 3 filed on September 27, 2019 (the “Original Schedule 13D” together with this Amendment No. 4, this “Schedule 13D”), by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned indirect subsidiary, JPMorgan Chase Funding Inc., a Delaware corporation (“JPM Funding”, and together with JPMorgan Chase, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of April 21, 2017, a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D. The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On October 24, 2019, JPM Funding purchased from JCP Realty Partners, LLC 873,378 B-1 Preferred Shares (the “B-1 Shares”) pursuant to that certain Membership Interest Redemption and Stock Purchase Agreement, dated October 24, 2019 (the “Purchase Agreement”) for an aggregate purchase price of $4,300,229.11 paid out of working capital.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 is incorporated herein by reference.

JPM Funding acquired the B-1 Shares for investment purposes in the ordinary course of business pursuant to the Purchase Agreement. As of the date hereof, the B-1 Shares are convertible into, and the Filing Parties may be deemed to have acquired beneficial ownership of 873,378 shares (the “B-1 Conversion Shares”) of the Issuer’s common stock issuable upon conversion of the B-1 Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is incorporated herein by reference.

(a) and (b)
The Issuer reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 that as of August 14, 2019, there were outstanding 1,909,338 shares of Common Stock, 3,376,821 shares of Class B-1 Common Stock, 3,377,953 shares of Class B-2 Common Stock, 6,912,510 shares of Class B-3 Common Stock, 313,790 shares of Class B-4 Common Stock and 668,903 shares of Class C Common Stock, 2,604,852 shares of Series B-1 Preferred Stock, 5,595,148 shares of Series B-2 Preferred Stock and 2,352,941 shares of Series B-3 Preferred Stock (all of the foregoing collectively convertible into 27,112,256 outstanding common shares as of such date) and 22,000 shares of Series A Preferred Stock. Based on the foregoing, and assuming conversion of the B-1 Shares, the B-2 Preferred Shares, the B-3 Preferred Shares and the B-4 Preferred Shares, 10,696,467 shares of Common Stock, consisting entirely of shares of Common Stock issuable upon conversion of the B-1 Shares, the B-2 Preferred Shares, the B-3 Preferred Shares and the B-4 Preferred Shares (and excluding all shares of common stock issuable upon exercise of the Warrant), that each Filing Party may be deemed to beneficially own represent approximately 39.24% of the Common Stock outstanding as of the date hereof, and Filing Party may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, such conversion shares.

(c) On September 25, 2019, JPM Funding acquired from the Issuer 1,875,000 B-4 Preferred Shares pursuant to the Series B-4 Subscription Agreement. Except as provided in this Amendment No. 4, no Filing Party has effected any transaction in respect of the Common Stock during the past 60 days.

(d) No other person is known to the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares and the B-1 Conversion Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
	Name:	Michael T. Lees
	Title:	Attorney-in-Fact

JPMorgan Chase Funding Inc.

By:	/s/ Daniel P. Rood
	Name:	Daniel P. Rood
	Title:	Executive Director